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Exhibit 12.1

ASSURED GUARANTY LTD.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions of U.S. dollars except for ratio amounts)

	2004	2005	2006	2007	2008	Three Months Ended March 31, 2009
Income (loss) before income taxes	$233.3	$229.6	$190.0	$(463.0)	$112.3	$100.1
Fixed charges	11.8	14.5	14.8	24.7	25.2	6.6
Income (loss) as adjusted	245.1	244.1	204.8	(438.3)	137.5	106.7
Fixed charges:
Interest expensed	10.7	13.5	13.8	23.5	23.3	5.8
Portion of rents representative of the interest factor	1.1	1.0	1.0	1.2	1.9	0.8
Total fixed charges	11.8	14.5	14.8	24.7	25.2	6.6

Ratio of earnings to fixed charges	20.85	16.83	13.84	(17.74)	5.46	16.17

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  Exhibit 12.1
ASSURED GUARANTY LTD. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in millions of U.S. dollars except for ratio amounts)